UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C/A: Offering Statement
☐ Form C/A-U: Progress Update
☐ Form C/ A/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
✓ Form C/A/AR: Annual Report
☐ Form C/A-AR/A: Amendment to Annual Report
☐ Form C/A-TR: Termination of Reporting

Name of issuer
Thuzio, Inc.

Legal status of issuer

       Form
       Corporation

       Jurisdiction of Incorporation/Organization
       Delaware

       Date of organization
       December 12, 2011

Physical address of issuer
114 W 26th Street, 5th Floor, New York, NY, USA, 10001

Website of issuer
https://www.thuzio.com/

Current number of employees
12

	Most recent fiscal year-end (2020)	Prior fiscal year-end (2019)
Total Assets	$1,049,766	$360,751
Cash & Cash Equivalents	$379,437	$887
Accounts Receivable	$369,379	$301,520
Short-term Liabilities	$2,606,993	$1,387,612
Long-term Debt	$377,627	N/A
Revenues/Sales	$2,702,573	$2,106,351
Cost of Goods Sold	$1,671,934	$1,438,552
Taxes Paid	$5,642	$881
Net Income	($909,493)	($1,174,193)

Thuzio, Inc.'s short-term liabilities largely consist of deferred revenue and customer credits. These liabilities total approximately $2,033,908 as of December 31, 2020. The remaining balance of short-term debt consists of accounts payable, accrued expenses, and other short-term debt, totaling approximately $737,085 as of December 31, 2020 accrued through the normal course of operation.

Thuzio, Inc.'s long-term debt includes outstanding convertible notes totaling approximately $125,000 as of December 31, 2020. The Company expects these notes will convert to equity and not be due payable in cash. The Company has also an outstanding PPP loan for principal of $177,000 granted in 2020. The Company expects forgiveness of the PPP loan, although no guarantee can be made.

EXHIBITS
EXHIBIT A: Annual Report
EXHIBIT B: Financials

ANNUAL REPORT
(EXHIBIT A TO FORM C-AR)

April 30, 2021

Thuzio, Inc.



This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

SUMMARY

The Business

The following summary is qualified in its entirety by the more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Thuzio, Inc. is a Delaware corporation, formed on December 12, 2011.

The Company is located at 114 W 26th Street, 5th Floor, New York, NY, USA, 10001.

The Company's website is https://www.thuzio.com/.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

Accounts payable and receivable are significant cash outlays of the business compared to monthly profits and cash on hand. If the Company fails to meet its obligations, and fails to raise outside capital, it could face liquidity issues. The Company must therefore continue to closely monitor its accounts payables and receivables during every billing cycle, or access further sources of financing in order to allay this risk. Further sources of financing may either dilute investors in this offering or have a senior lien on the Company's assets, which would be repaid over investors in this offering in the event of a liquidation.

The company was formed out of a recapitalization and spin out of a pre-existing entity, which raised $22m before the spin out. The Company effected the spin out because the businesses have different business models and financing profiles. The Company's management and many existing investors continue to have interests in the other business.

The Company's sales cycle is long and may be unpredictable, which can result in variability of its financial performance. Long sales cycles may require the Company to incur high sales and marketing expenses with no assurance that a sale will result, which could adversely affect its profitability. The Company's results of operations may fluctuate, in part, because of the resource-intensive nature of its sales efforts and the length and variability of the sales cycle.

A sales cycle is the period between initial contact with a prospective customer and any sale of its sports media and events. The sales process involves educating customers about the Company's sports media and events, participating in extended sports media and events evaluations and configuring the sports media and events to customer-specific needs. The length of the sales cycle, from initial contact with a customer to the execution of a purchase order, is generally 3-12 months. During the sales cycle, the Company may expend significant time and resources on sales and marketing activities or make other expenditures, all of which lower its operating margins, particularly if no sale occurs or if the sale is delayed as a result of extended qualification processes or delays.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations. The Company may face pricing pressure in obtaining and retaining their clients. Their clients may be able to seek price reductions from them when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. On some occasions, pricing pressure results in lower revenue from a client than the Company had anticipated based on their previous agreement with that client. This reduction in revenue could result in an adverse effect on their business and results of operations. Further, failure to renew client contracts on favorable terms could adversely affect the Company's business.

The Company's business model is capital intensive. The amount of capital the Company is attempting to raise in this Combined Offering may not be enough to sustain the Company's current business plan. In order to achieve near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Combined Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company is not able to raise sufficient capital in the future, then it will not be able to execute its business plan, its continued operations will be in jeopardy and it may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause an investor in this Offering to lose all or a portion of his or her investment.

The Company's cash position is relatively weak. The Company currently has approximately 3-6 months of runway. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if it is not able to raise additional funds.

The Company's short-term liabilities largely consist of deferred revenue and customer credits. These liabilities total approximately $2,033,908 as of December 31, 2020. The remaining balance of short-term debt consists of accounts payable, accrued expenses, and other short-term debt, totaling approximately $737,085 as of December 31, 2020 accrued through the normal course of operation.

The Company has outstanding liabilities. The Company's long-term debt includes outstanding convertible notes totaling approximately $125,000 as of December 31, 2020. The Company expects these notes will convert to equity and not be due payable in cash. The Company has also an outstanding PPP loan for principal of $177,000 granted in 2020. The Company expects forgiveness of the PPP loan, although no guarantee can be made.

The Company has generated net losses and negative operating cash flows since its inception as part of the development of its business. The Company has generated net losses and negative cash flows from operating activities since it commenced operations. Before achieving profitability it will generate continued losses. Its costs may also increase due to such factors as higher than anticipated financing and other costs; non-performance by third-party suppliers, licensees, partners, or subcontractors; and increases in the costs of labor or materials. If any of these or similar factors occur, its net losses and accumulated deficit could increase significantly and the valuation of the Company could decline.

Maintaining, extending, and expanding the Company's reputation and brand image are essential to the Company's success. The Company seeks to maintain, extend, and expand their brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect the Company's brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on the Company's advertising, consumer promotions and marketing, or their response to those restrictions, could limit their efforts to maintain, extend and expand their brands. Moreover, adverse publicity about regulatory or legal action against the Company could damage the Company's reputation and brand image, undermine their customers' confidence and reduce long-term demand for their products, even if the regulatory or legal action is unfounded or not material to their operations. In addition, the Company's success in maintaining, extending, and expanding the Company's brand image depends on their ability to adapt to a rapidly changing media environment. The Company increasingly relies on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about the Company, their brands or their products on social or digital media, whether or not valid, could seriously damage their brand and reputation. If the Company does not establish, maintain, extend and expand their brand image, then their product sales, financial condition and results of operations could be adversely affected.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive sports media and events space. Additionally, the product may be in a market where customers will not have brand loyalty, which may inhibit the ability to grow its brand.

Cyclical and seasonal fluctuations in the economy, in sports media and events may have an effect on the Company. Both cyclical and seasonal fluctuations in sports media and events may affect their business. These seasonal trends may cause fluctuations in quarterly results, including fluctuations in revenues.

Not all of the founders or key employees are currently working full time for the Company. One of the Company's founders, owns and has funded a significant portion of the business, but does not work full time for the Company or manage the day-to-day operations of the business.

The Company's existing Series B Preferred Stock holders, who invested approximately $450,000 in a prior financing, have a 1x redemption right. Shares of Series B Preferred Stock are redeemable at the election of holders of a majority of the Series B Preferred Stock at any time on or after December 31, 2021, at the original issue price of the Series B Preferred Stock. Such redemption, if elected, would be paid in cash. If the redemption price is not paid in full within 60 days of the redemption request, interest shall accrue on the outstanding amount at a rate of 8% per annum, subject to increase by 4% per annum every 6 months until the entire redemption price has been paid in. As an investor in Series B-2 Preferred Stock, you will not have a redemption right. As such, other investors in the Company will have greater opportunities for liquidity and may have the ability to exit before you. If the Company's Series B Preferred Stockholders elect to exercise their redemption right, it may significantly impact the Company's cash balance and assets.

The value of your investment may be diluted if the Company issues additional options. A pool of unallocated options is typically reserved for future employees, which affects the fully-diluted pre-money valuation for this offering. The price per share of the Series B-2 Preferred Stock has been calculated assuming a 1.74 post-money unallocated option pool, which may not account for all additional options the Company will issue after the offering and may not provide adequate protection against the dilution investors may face due to such additional issuances. Any option issuances by the Company over the 1.74% pool will lower the value of your shares.

The Company's financial statements have not been audited. Therefore, you have no audited financial information regarding the Company's capitalization, assets or liabilities, or other financial information on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

BUSINESS

Description of the Business
Thuzio is a premium entertainment marketplace, helping enterprise customers easily book virtual and live experiences with influencers, athletes and personalities.

We celebrate renowned athletes and sports moments, showcasing the shared values of sports, life, and business. We give sports fans the opportunity to meet and learn from their sports heroes. Our invitation-only event series provides access to sports icons in premium hospitality settings, designed specifically for business audiences.

Picture an important client or business partner. Think of a favorite sports team or legendary players from that team. Now imagine inviting those clients to an event where they can meet those players and hear their stories firsthand.

Thuzio is a sports events and media company attacking the age-old problem of winning time with top clients and prospects. Our solution: a national event series, featuring live sports storytelling from sports icons, in a premium hospitality setting designed for a business audience.

Thuzio provides unique and sophisticated sports content, in a professional and premium environment and in an easy-to-access corporate membership and event format.

Business Plan
We provide custom event series featuring live sports storytelling with professional athletes and sports personalities, designed for a business audience and attended by Thuzio's corporate membership community. We leverage our preferred network of talent and venues, including: event strategy, content strategy, talent booking, event execution, Thuzio's marketplace enables companies and professionals to access the best events and experiences for client entertainment. We achieve this by partnering with best-in-class influencers, athletes, venues and properties, to create unique content and events that can only be booked via our platform and accessed via our membership. Thuzio is attacking the age-old problem of winning time with top clients and prospects. Our solution: a marketplace app offering the best options, easy to buy, and share.

Traction to Date

Revenue Growth: Thuzio experienced an explosive year of growth in 2020, with the launch of our virtual event series, exiting the year with a $5MM run rate for bookings, a nearly 2x improvement from pre-pandemic. Our most recent quarterly revenue, for Q1 2021, was our best ever, up 237% over prior year, and 17% over prior quarter. Additionally, we are months away from turning back on our 2019 live event revenue business of 3.5MM.

Growing Margins: Across Thuzio's various products and events we have achieved an improved blended gross margin of +35%. This has allowed for significant reinvestment into user acquisition and supplier relations.

Events: Thuzio produced on average 1 event per business day for the trailing 12 months with a 10 person team.

Customers: Thuzio has 250+ active corporate accounts, including customers from 7 top 10 U.S. banks, 6 top U.S. consulting firms, and 4 top U.S. B2B SaaS companies.

Thuzio's marketplace product is a web application that provides a seamless discovery, booking and purchase experience across multiple devices. This is the core product offering from Thuzio and empowers our customers to register for membership, explore products & services and ultimately drives transactions with our ecosystem of talent & influencers. Via the marketplace, Thuzio members can access any of the following products:

Thuzio Originals: Our proprietary event series featuring live sports storytelling with professional athletes and personalities, designed for a business audience. We leverage our preferred network of talent and venues, including: event strategy, content strategy, talent booking, event execution, and logistics. Thuzio member event series has expanded to the virtual world during COVID. These events are designed for convenience, hosted on weekday evenings for 2-3 hrs.

In 2022, we're targeting 75+ live events across 10 U.S. cities, including activations at the Super Bowl, NBA ASW, Masters, and NFL Draft. We will also be targeting 150+ virtual events across various entertainment categories including sports, thought-leadership, business & more.

Talent Experiences: These products are 'packaged' versions of our Original events, where we've worked with talent & influencers to create unique experiences and events that can easily be booked by our Enterprise users for both client engagement & employee engagement. Examples include Wine Tasting with a renown Sommelier, Q&A with a retired athlete or a golf lesson with the world's most famous caddy.

Partner Events: We also offer our membership premium access to North America's most sought after cultural events and celebrations. By working with our network of suppliers and partners we offer exclusive access to the most premium packages and experiences (VIP tickets, Private Suites, Pre-party access, etc…).

Custom Events: Thuzio has also established a business line to help our Enterprise customers create custom events and experiences that are suited to their needs and budget. We do this by leveraging our same network of talent & influencers to find bespoke solutions for the target audience.

Benefit for Companies:

- A simple product that helps you find diverse solutions to win time with your most important clients
- Cost effective - all-inclusive and easy to budget
- Broad selection of unique and exclusive premium experiences
- A future-proof solution for both virtual & in-person engagement
- A one-stop solution: easy to administer for teams across geographies

Benefit for Influencers & Talent:

- Access to high-value corporate customers
- Diversified revenue stream & incremental revenue
- Co-creating of unique offering by region, sport, and/or leadership theme

Thuzio makes money in two distinct ways. We make transactional revenue from every experience and event booked via our platform (~35% blended margin) and subscription revenue from corporate memberships to our Enterprise users that require greater functionality and support.

"*Thuzio creates unique, engaging experiences in a bespoke manner, creating opportunities to entertain High Net Worth clientele.*" - UBS

"*They've got a great audience. They've got great athletes. Very bespoke events. Really a great match for our brand.*" - Belvedere

"*Thuzio has been an excellent partner of Metlife. They worked with us to find solutions that made sense for our business. The events that they run are first-class and turnkey for their clients.*" - Metlife

*These companies were not compensated in exchange for their testimonials and their testimonials should not be construed as and/or considered as investment advice.

The Company's Products and/or Services

Product / Service	Description	Current Market
Influencer events and entertainment marketplace with membership model.	Access Thuzio's owned and operated influencer event series, partner events, or build your own custom event	Corporations and companies, business professionals, athletes, and brands

Competition
The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry

segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base

The sports industry for North America is valued at $70B and almost $11B is spent annually on premium seating, primarily by business customers. Thuzio is competing for a share of this market.

We compete with the teams, leagues, and other sports properties for sports entertainment and marketing spend. However, we believe that as long as the clients of our members wish to meet the athletes they admire, we have a winning product.

As we continue to scale our physical and digital audience, Thuzio will offer a unique and integrated solution for brands seeking to reach the affluent and influential sports fan. Even at our early stage, we believe we have established strong and difficult to replicate, talent and venue networks, putting any copy-cats at a severe disadvantage.

Intellectual Property

The Company is dependent on the following intellectual property:

Trademarks

Application or Registration #	Mark	File Date	Grant Date	Country
4,364,156	Thuzio	9/25/2012	06/04/2013	U.S.A.

Patents

None.

Litigation

None.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Tiki Barber	Co-Founder, Co-Chairman (March 2012 - present)	Co-Chairman (March 2012 - present): provides strategic guidance to the Company as an active board member, specifically on talent, content, and media
Mark Gerson	Co-Founder, Co-Chairman (March 2012 - present)	Co-Chairman (March 2012 - present): voice for the Company on vision, strategy, and growth
Jared Augustine	Co-Founder, CEO (March 2012 - present)	CEO (March 2012 - present): organizes the vision for Thuzio, and is responsible for execution.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 12 employees.

CAPITALIZATION AND OWNERSHIP

Capitalization
The Company has the following capitalization:

Type of security	Number of shares outstanding immediately prior to the Combined Offering	Voting rights	Percentage of outstanding capital represented by each class / series of security immediately prior to the Combined Offering
Common Shares	1,068,525	Yes; Holders of common shares vote on certain matters before the stockholders of the Company as more fully set forth in the Company's restated certificate.	1.8264%
Series A Shares	2,634,279	Yes; Holders of Series A shares vote on certain matters before the stockholders of the Company and have certain protective provisions relating to their shares as more fully set forth in the Company's restated certificate.	4.5027%
Series B Shares	5,375,576	Yes; Holders of Series B shares vote on certain matters before the stockholders of the Company and have certain protective provisions relating to their shares as more fully set forth in the Company's restated certificate.	9.1882%
Series B-1 Shares	15,849,607	Yes; Holders of Series B-1 shares vote on certain matters before the stockholders of the Company and have certain protective provisions relating to their shares as more fully set forth in the Company's restated certificate	27.0910%
Series B-2 Preferred Stock	12,863,485	Yes; Holders of Series B-2 shares vote on certain matters before the stockholders of the Company and have certain protective provisions relating to their shares as more fully set forth in the Company's restated certificate	21.9870%
Options & RSU's Outstanding Under 2012 Stock Incentive Plan	20,713,515	Yes; as exercised. See Common Shares.	35.4047%

The Company has the following debt outstanding:

The Company's short-term liabilities largely consist of deferred revenue and customer credits. These liabilities total approximately $2,033,908 as of December 31, 2020. The remaining balance of short-term debt consists of accounts payable, accrued expenses, and other short-term debt, totaling approximately $737,085 as of December 31, 2020 accrued through the normal course of operation.

The Company's long-term debt includes outstanding convertible notes totaling approximately $125,000 as of December 31, 2020. The Company expects these notes will convert to equity and not be due payable in cash. The

Company has also an outstanding PPP loan for principal of $177,000 granted in 2020. The Company expects forgiveness of the PPP loan, although no guarantee can be made.

Ownership
Below are the beneficial owners of 20% percent or more of the Company's outstanding equity securities, calculated on the basis of fully diluted ownership, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Jared Augustine	Common Stock & Options and Series A Preferred	21.93%
United States Investment Partners LLC	Series B-1 and Series B-2	20.95%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations
Thuzio, Inc. ("the Company") is a Delaware corporation founded in 2012 and headquartered in New York, New York. The Company is a sports media and events company that produces a national event series, featuring live interview shows with athletes and sports influencers, wrapped in a premium and professional hospitality experience, for a professional membership community.

On May 31, 2017, the Company formed a wholly-owned subsidiary, JuliusWorks, Inc. The Company desired to reorganize the Company's operations, where the software platform marketed by the Company under the tradename Julius was transferred to JuliusWorks, Inc. under an asset transfer agreement. The Company accounted for the asset transfer under Accounting Standards Codification 505-60-25-2. JuliusWorks, Inc. received other assets and liabilities under the agreement in consideration for the issuance of Series Seed, Series Seed-1, Series A, Series B and Series B-1 preferred stock. All shares received by the Company as consideration were distributed on a pro rata basis to the shareholders of the Company. After the transaction, JuliusWorks, Inc. operates as a standalone business that is no longer a wholly-owned subsidiary of the Company. Operations of JuliusWorks, Inc. are included within the financial statements through May 31, 2017.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation
As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options to purchase its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset) and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain, and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offering Securities

We have made the following offerings of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Series B Preferred Stock	December 12, 2017	4(a)(2)	Series B Preferred Stock	Approximately $450,000 in cash	Working capital
Series B-1 Preferred Stock	December 12, 2017	4(a)(2)	Series B-1 Preferred Stock	Conversion of approximately $1.85 million in outstanding convertible debt	Working capital
Convertible Note	November 20, 2018	4(a)(2)	Convertible Note	$100,000	Working capital
Series B-2 Preferred Stock	September 2019	Regulation CF & Reg D, 506(c)	Series B-2 Preferred Stock	$990,389	Working capital
SAFE	April 2020	4(a)(2)	SAFE	$82,773	Working capital

Classes of securities of the Company

Common Stock

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes, junior to those for the Series B-2 Preferred Stock, Series A Preferred Stock, Series B Preferred Stock, and Series B-1 Preferred Stock

Rights and Preferences
None

Previously Issued Preferred Stock

Series Name	Dividend Rights	Voting Rights	Right to Receive Liquidation Distributions	Conversion Rights
Series A	Yes	Yes, see "Capitalization" table above.	Yes, but junior to Series B, Series B-1, and Series B-2 Preferred Stock	Convertible into common stock at the option of the holder
Series B	Yes	Yes, see "Capitalization" table above.	Yes, but junior to Series B-2 Preferred Stock	Convertible into common stock at the option of the holder
Series B-1	Yes	Yes, see "Capitalization" table above.	Yes, but junior to Series B and Series B-2 Preferred Stock	Convertible into common stock at the option of the holder
Series B-2	Yes	Yes, see "Capitalization" table above.	Yes	Convertible into common stock at the option of the holder

Dilution
Even once the Series B-2 Preferred Stock convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of the Company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):
- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D of the 1933 Act, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person(s).

The Company has conducted the following transactions with related persons:

During the years ended December 31, 2018 and 2017, the Chief Executive Officer of the Company paid for certain expenses of the Company in the normal course of business from his own resources that are reimbursed to him by the Company. Amounts to be reimbursed to him totaled $16,887 and $9,592 at December 31, 2018 and 2017, respectively. The amounts are recorded within the heading 'Accounts payable and accrued expenses' on the balance sheet.

During 2018, the Company borrowed $60,000 from the Chief Executive Officer of the Company in the form of a promissory note. The note matures 6-months from the date of the note and bears interest at 9% per annum. The Company also borrowed $100,000 from a shareholder that matures 12-months from the date of the note and bears interest at 5% per annum. Both amounts are recorded under 'Notes payable – related party' on the balance sheets.

Subsequent to December 31, 2018, the Chief Executive Officer loaned the Company $52,300, the provisions of which are still being negotiated and have yet to be finalized. Also subsequent to December 31, 2018, the Company borrowed $90,000 from a shareholder that is expected to be converted to preferred stock in the next investment round.

The Company leases office space from the JuliusWorks, Inc. on a month-to-month basis at a rate of $5,000 per month.

OTHER INFORMATION

Bad Actor Disclosure
None.

Ongoing Reporting
This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Jared Augustine

(Signature)

Jared Augustine

(Name)

Founder, CEO

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Atiim Kiambu "Tiki" Barber

(Signature)

Atiim Kiambu "Tiki" Barber

(Name)

Co-Chairman, issuer, principal executive officer, principal financial officer, controller, principal accounting officer

(Title)

April 30, 2021

(Date)

/s/Mark Gerson

(Signature)

Mark Gerson

(Name)

Co-Chairman, issuer, principal executive officer, principal financial officer, controller, principal accounting officer

(Title)

April 30, 2021

(Date)

/s/ Jared Augustine

(Signature)

Jared Augustine

(Name)

CEO, issuer, principal executive officer, principal financial officer, controller, and principal accounting officer

(Title)

April 30, 2021

(Date)

EXHIBIT B

Financials



2020 Company Certified Financials (Unaudited)



I, Jared Augustine, Founder and CEO of Thuzio, Inc. certify that the financial statements of Thuzio, Inc. included in this form are true and complete in all material respects.

DocuSigned by:

Jared Augustine

─────0A1EB2025397409...──────────────

Jared Augustine
Founder & CEO
April 28, 2021

Thuzio, Inc.
Balance Sheet
As of December 31, 2020
(Unaudited)

		Total
ASSETS		
Current Assets		
Bank Accounts		
Bank of America		0.00
Pacific Western Bank		379,317.09
TD Bank		120.00
Total Bank Accounts	$	**379,437.09**
Accounts Receivable		
Accounts Receivable		369,379.26
Total Accounts Receivable	$	**369,379.26**
Other Current Assets		
Employee Receivables		0.00
Prepaid Expenses		0.00
Prepaid Expenses - Event (Non-Talent)		13,527.17
Prepaid Expenses - Event (Talent)		39,750.00
Prepaid Expenses - Event Services		46,868.00
Prepaid Expenses - Insurance		6,574.57
Prepaid Expenses - Marketing		5,897.40
Prepaid Expenses - Other		15,644.15
Total Prepaid Expenses	$	**128,261.29**
Unbilled Account Receivables		10,666.62
Total Other Current Assets	$	**138,927.91**
Total Current Assets	$	**887,744.26**
Fixed Assets		
Accumulated Depreciation		-40,871.59
Computer Equipment		34,744.23
Furniture and Equipment		6,127.36
Total Fixed Assets	$	**0.00**
Other Assets		
Due from Robin Media		162,022.20
Security Deposits		0.00
Total Other Assets	$	**162,022.20**
TOTAL ASSETS	$	**1,049,766.46**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
Accounts Payable		389,728.23
Total Accounts Payable	$	**389,728.23**

Credit Cards		
Pacific Western Bank - General		0.00
Total Credit Cards	$	**0.00**
Other Current Liabilities		
Accrued Expenses		56,684.40
Accrued Expenses - Bonus		15,000.00
Accrued Expenses - Event Services		0.00
Customer Credits		50,349.38
Deferred Revenue - Event Services (Current)		812,324.16
Deferred Revenue - Event Services (Pre-2017)		123,445.00
Deferred Revenue - Membership		416,363.62
Deferred Revenue - Sponsorship		631,425.87
Payroll Liabilities		0.00
Short Term Debt		111,672.82
Unearned Service Payment		0.00
Total Other Current Liabilities	$	**2,217,265.25**
Total Current Liabilities	$	**2,606,993.48**
Long-Term Liabilities		
Debt (Convertible Promissory Note)		199,899.90
Debt (PPP Loan)		177,727.50
Security Deposit Payable		0.00
Total Long-Term Liabilities	$	**377,627.40**
Total Liabilities	$	**2,984,620.88**
Equity		
Contributed Capital		0.00
APIC Common Stock		1,827,150.49
APIC Preferred Stock		24,075,042.25
Common Stock		107.00
Preferred Stock		0.00
Preferred Stock Series A		263.00
Preferred Stock Series B		2,038.00
Preferred Stock Series B-1		1,585.00
Preferred Stock Series B-2		625.00
Total Contributed Capital	$	**25,906,810.74**
Due to JuliusWorks Inc		0.00
Retained Earnings		-26,932,172.05
Net Income		-909,493.11
Total Equity	-$	**1,934,854.42**
TOTAL LIABILITIES AND EQUITY	$	**1,049,766.46**

Thuzio, Inc.
Profit and Loss
January - December 2020
(Unaudited)

	Total
Income	
Revenue - Thuzio	
Event Services	2,405,251.19
Membership	139,081.50
Sponsorship	158,240.00
Total Revenue - Thuzio	**$ 2,702,572.69**
Total Income	**$ 2,702,572.69**
Cost of Goods Sold	
Event Services Cost	1,394,243.07
Thuzio Cost of Goods Sold	277,691.64
Total Cost of Goods Sold	**$ 1,671,934.71**
Gross Profit	**$ 1,030,637.98**
Expenses	
Thuzio Expenses	
Bad Debts Expense	9,445.00
Bank Service Charges	7,695.78
Computer and Internet Expenses	17,463.09
Credit Card Processing Fees	19,112.71
Marketing	133,778.94
Office	52,823.48
Payroll Expenses	1,572,872.88
Professional Fees	98,370.22
Recruiting	103.00
Travel & Entertainment Expenses	22,823.99
Total Thuzio Expenses	**$ 1,934,489.09**
Total Expenses	**$ 1,934,489.09**
Net Operating Income	**-$ 903,851.11**
Other Expenses	
Corporate Tax	5,642.00
Total Other Expenses	**$ 5,642.00**
Net Other Income	**-$ 5,642.00**
Net Income	**-$ 909,493.11**

Thuzio, Inc.
Statement of Cash Flows
January - December 2020
(Unaudited)

		Total
OPERATING ACTIVITIES		
Net Income		-909,493.11
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Receivable		-67,858.99
Prepaid Expenses:Prepaid Expenses - Event (Talent)		-5,000.00
Prepaid Expenses:Prepaid Expenses - Event Services		-46,868.00
Prepaid Expenses:Prepaid Expenses - Insurance		-6,574.57
Prepaid Expenses:Prepaid Expenses - Marketing		-5,897.40
Prepaid Expenses:Prepaid Expenses - Other		-15,644.15
Unbilled Account Receivables		-600.00
Accounts Payable		115,612.32
Accrued Expenses		9,543.73
Accrued Expenses - Bonus		15,000.00
Accrued Expenses - Event Services		0.00
Amex payable		0.00
Customer Credits		50,349.38
Deferred Revenue - Event Services (Current)		787,817.00
Deferred Revenue - Membership		-82,219.76
Deferred Revenue - Sponsorship		211,605.00
Payroll Liabilities		0.00
Short Term Debt		111,672.82
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**$**	**1,070,937.38**
Net cash provided by operating activities	**$**	**161,444.27**
INVESTING ACTIVITIES		
Due from Robin Media		-162,022.20
Net cash provided by investing activities	**-$**	**162,022.20**
FINANCING ACTIVITIES		
Debt (Convertible Promissory Note)		199,899.90
Debt (PPP Loan)		177,727.50
Contributed Capital:APIC Preferred Stock		1,500.00
Net cash provided by financing activities	**$**	**379,127.40**
Net cash increase for period	**$**	**378,549.47**
Cash at beginning of period		887.62
Cash at end of period	**$**	**379,437.09**

Thuzio, Inc.
Statement of Changes in Stockholders' Equity (Unaudited)
For the year ended December 31, 2020

	Shares Authorized	Common Stock Amount	APIC - CS	Shares Authorized	Preferred Stock Amount	APIC-PS	Total Stockholders' Equity
Balance at January 1, 2020	55,978,839	$ 107.00	$ 1,827,150.49	37,532,582	$ 3,011.00	$ 24,075,042.25	$ 25,905,310.74
Issurance of stock	3,335,783	-	-	-	-	1,500.00	1,500.00
Balance at December 31, 2020	59,314,622	$ 107.00	$ 1,827,150.49	37,532,582	$ 3,011.00	$ 24,076,542.25	$ 25,906,810.74